March 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Wave BioPharma, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-270723)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Time, on March 27, 2023, or as soon as practicable thereafter.

Please call Jack Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

FIRST WAVE BIOPHARMA, INC.

By:	/s/ James Sapirstein
Name:	James Sapirstein
Title:	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)